[Dechert Letterhead]

March 19, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	ING Partners, Inc., on behalf of ING Invesco Equity and Income Portfolio (to be renamed VY Invesco Equity and Income Portfolio on or about May 1, 2014)

Dear Ladies and Gentlemen:

Attached for filing via the EDGAR system is a registration statement on Form N-14 under the Securities Act of 1933, as amended, for ING Partners, Inc., to be renamed Voya Partners, Inc. (“Registrant”).  This Form N-14 is being filed in connection with a reorganization in which ING Invesco Equity and Income Portfolio (which is anticipated to be named VY Invesco Equity and Income Portfolio prior to the date of effectiveness of this registration statement), a series of the Registrant, will acquire all of the assets of ING MFS Total Return Portfolio (which is anticipated to be named VY MFS Total Return Portfolio prior to the date of effectiveness of this registration statement), a series of ING Investors Trust, to be renamed Voya Investors Trust, in exchange for shares of ING Invesco Equity and Income Portfolio and the assumption by ING Invesco Equity and Income Portfolio of the known liabilities of ING MFS Total Return Portfolio.

No fees are required in connection with this filing.  Should you have any questions please feel free to contact the undersigned at 704-339-3164 or Kristen Freeman at 480-477-2650.

Very truly yours,
/s/ Corey Rose
Corey Rose
Dechert LLP

19092603.2.BUSINESS